UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1., 99.2 and 99.3 included with this report are hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-270533), as amended and supplemented and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 13, 2024, Vizsla Silver Corp. (the "Company") entered into an equity distribution agreement (the "Distribution Agreement") with Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc., BMO Capital Markets Corp. and BMO Nesbitt Burns Inc. (together, the "Agents"), as sales agents, pursuant to which the Company may offer and sell, from time to time through the Agents, common shares of the Company (the common shares to be sold pursuant to the Distribution Agreement, the "Shares"). The offer and sale of the Shares, if any, will be made pursuant to the Company's shelf registration statement on Form F-10 (File No. 333-270533), previously declared effective by the Securities and Exchange Commission on April 4, 2023, as supplemented by the prospectus supplement relating to the Shares which may be issued from time to time pursuant to Distribution Agreement, dated September 13, 2024 (the "Prospectus Supplement"). Pursuant to the Prospectus Supplement, the Company may offer and sell up to US$100,000,000 of the Shares.

Under the Distribution Agreement, the Agents may sell the Shares by any method permitted by law and deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the "Securities Act"), including sales made directly on the Nasdaq Capital Market, or on any other existing trading market for the Company's common shares.

The Company is not obligated to make any sales of the Shares under the Distribution Agreement and no assurance can be given that it will sell any of the Shares under the Distribution Agreement, or, if it does, as to the price or number of the Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agents as sales agents is equal to 3.0% of the gross proceeds of the Shares sold pursuant to the Distribution Agreement. In addition, the Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act.

The Distribution Agreement may be terminated by either party as set forth in the Distribution Agreement.

The foregoing is not a complete description of the Distribution Agreement and is qualified by reference to the full text and terms of the Distribution Agreement, which is filed as Exhibit 99.1 to this current report and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date September 13, 2024	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Equity Distribution Agreement dated September 13, 2024, by and between Vizsla Silver Corp. and Canaccord Genuity LLC, Canaccord Genuity Corp., CIBC World Markets Corp., CIBC World Markets Inc., National Bank of Canada Financial Inc., National Bank Financial Inc., BMO Capital Markets Corp. and BMO Nesbitt Burns Inc.

99.2	Press Release dated September 13, 2024

99.3	Consent of MNP LLP